

02003582

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 52406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Earth Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

676 N. Michigan Ave. Suite 3140
(No. and Street)

Chicago, Illinois 60611
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles C. Sorsby (312) 751-0469
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melvin H. Shapiro
(Name — if individual, state last, first, middle name)

1909 Deercrest Lane Northbrook, Illinois 60062
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Charles C. Sorsby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Earth Capital LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


OFFICIAL SEAL
LINDA L BURNEY
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXP. MAY 22,2005

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EARTH CAPITAL LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2001

EARTH CAPITAL LLC

CONTENTS

Melvin H. Shapiro
Certified Public Accountant

1909 Deercrest Lane
Northbrook, Illinois 60062

Phone (847) 564-3289

INDEPENDENT AUDITORS' REPORT

Board of Directors
Earth Capital LLC

I have audited the accompanying balance sheet of Earth Capital LLC as of December 31, 2001, and the related statements of operations and changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Earth Capital LLC as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Melvin H. Shapiro
Certified Public Accountant

Northbrook, Illinois
February 5, 2002

EARTH CAPITAL LLC

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	63,248
Organization cost, net of accumulated amortization of $874		3,497
TOTAL ASSETS	$	66,745

MEMBER'S EQUITY

TOTAL MEMBER'S EQUITY	$	66,745

The accompanying notes are an integral part of this statement.

EARTH CAPITAL LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

REVENUE		
Sales Commissions	$	10,103
OPERATING EXPENSES:		
Accounting Fees	950	
Amortization of Organization Cost	874	
Licenses and Fees	845	
Regulatory Fees	746	
Rent and Occupancy	12,000	
		15,415
LOSS FROM OPERATIONS		(5,312)
Other Income - Dividends		1,726
NET LOSS		(3,586)
MEMBER'S EQUITY, JANUARY 1, 2001		66,745
MEMBER'S EQUITY, DECEMBER 31, 2001	$	63,159

The accompanying notes are an integral part of this statement.

EARTH CAPITAL LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash Flows Used In Operating Activities		
Loss from Operations	$	(3,586)
Adjustments:		
Amortization of organization costs		874
Net Cash Flow Used In Operations		(2,712)
Net Decrease in Cash and Cash Equivalents		(2,712)
Cash and Cash Equivalents Balance at January 1, 2001		63,248
Cash and Cash Equivalents Balance at December 31, 2001	$	60,536

The accompanying notes are an integral part of this statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company was organized in the state of Illinois on November 8, 1999. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recognized on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations which mature in less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Organization Costs - Organization costs are amortized over a five year period.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2001 the Company's net capital and required net capital were $45,185 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 0.00 %.

NOTE 3 - INCOME TAXES

The Company is a single member limited liability company. Therefore, all income taxes are the reponsibility of the member.

NOTE 4 - RELATED PARTY TRANSACTIONS

The company paid $12,000 in rent to an affiliate during 2001. The affiliate is wholly owned by the sole member of the company.

SUPPLEMENTARY INFORMATION

EARTH CAPITAL LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL		
Total member's equity	$	63,159
Deductions:		
Nonallowable assets		(17,052)
Haircut on money market fund		(922)
NET CAPITAL	$	45,185
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement (12 1/2% of total aggregate indebtedness)	$	0
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	0
Percentage of Aggregate Indebtedness to Net Capital		0.00%

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Accompanying Auditor's Report

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Melvin H. Shapiro
Certified Public Accountant

1909 Deercrest Lane
Northbrook, Illinois 60062

Phone (847) 564-3289

Earth Capital LLC

In planning and performing my audit of the financial statements of Earth Capital LLC for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Earth Capital LLC that I considered relevant to the objectives stated in rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in

which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, my study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Earth Capital LLC for the year ended December 31, 2001, and this report does not affect my report thereon dated February 5, 2002. In addition, no facts came to my attention which would indicate the Company was not in compliance with its type k(2) (ii) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that my examination was not directed primarily toward obtaining knowledge of such noncompliance.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Melvin H. Shapiro
Certified Public Accountant

Northbrook, Illinois
February 5, 2002